September 8, 2009

VIA EDGAR

The United States Securities and
Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629

Subject:          Nationwide Life Insurance Company
Initial Registration Statement for the Market Preservation Investment
on Form S-1
1933 Act File No. 333-160418

Ladies and Gentlemen:

On behalf of Nationwide Life Insurance Company (“Nationwide”), we are submitting this correspondence in response to the Staff’s telephone inquiry asking Nationwide why it registered the above-mentioned registration statement as a stand-alone registration statement, as opposed to a combination N-4/S-1 filing.

Below please find a discussion that includes a brief summary of the subject of the above-mentioned registration statement, Nationwide’s history with similar products, and the business, regulatory and investor benefits of this type of filing approach.

Feature Summary

The Market Preservation Investment (MPI), which is the subject of the above-mentioned filing, is an investment option that is used in connection with a new living benefit feature that is currently under review with the Staff (1933 Act File No. 333-160635).  The MPI is an investment option that allows investors who have elected the living benefit to have access to the market, while enabling Nationwide to simultaneously hedge its risks associated with the benefit.  Nationwide intends to add this living benefit, and accordingly, the MPI, to several other variable annuities it currently offers.  Additionally, it is possible that Nationwide will use the MPI in other features that it will develop in the future.

History

The MPI is similar to another Nationwide general account product, its Market Value Adjustment (MVA) option (1933 Act File No. 333-133163), which is also used as an investment option in some of Nationwide’s variable products.  It is registered as a stand-alone investment option and not part of a combination registration.  When the MVA was under development in 1995, it was a new product type.  There was little guidance as to the “proper” means of filing such an investment option.  Several factors influenced Nationwide’s decision to file the MVA as a stand-alone feature:
•
Nationwide wanted the MVA to be portable within its product suite.  The most efficient way to create a portable investment option was to create a separately registered investment option that could be added to multiple products, much like underlying mutual funds.

•
The industry, at the time, was very interested in the two-tiered underlying mutual fund product.  Thus, it structured the MVA as separately registered investment option that is available within the annuity wrapper.

•
At the time of its registration, the MVA product was new to the industry.  The limited number of other registrants that were registering similar products also used the approach of separately registering their MVA feature.

Nationwide has heavily utilized its MVA feature since its inception and has found the structure to be an efficient means to offer the product.  Therefore, it was logical for Nationwide to use a similar approach with the MPI.

Business Advantages to a Separately Registered MPI

From Nationwide’s standpoint, a separately registered feature is favored over a combined registration:
•
Updating.  Nationwide has a large product suite.  Utilizing a separate registration approach enables Nationwide to update the MPI feature as needed via one simple amendment and cascade material changes to variable contract owners.    Not only does this save time and increase speed to market, but is also reduces the increased liability that comes along with amending multiple products.

•
Consistency within the Variable Products.  The separate registration approach ensures that the MPI feature will remain consistent in its operation and disclosure among the various variable products to which it is attached.

•
Hedging Ability.  By registering the MPI separately, then attaching it to the variable products, Nationwide can maximize its hedging ability by hedging one large pool of assets, as opposed to multiple smaller pools.  To register each MPI via a combination registration statement could actually work against the concept of the MPI by impeding Nationwide’s hedging strategy.

•
Established Business Practices.  By separately registering the MPI, Nationwide’s business support areas (including operations, administration, systems, and the sales force) are familiar with the product’s structure.  Nationwide can capitalize on the existing processes and procedures associated with the MVA.

Regulatory Advantages to a Separately Registered MPI

Nationwide believes that the separate registration approach actually makes the registration process easier for the Staff.  Due to Nationwide’s large product suite and the complex nature of its products, Nationwide believes that keeping the MPI separate from the N-4s simplifies review for the Staff.  Changes to the MPI would be reviewed by the Staff, then would cascade to the variable products.  This enables the Staff to avoid reviewing repetitive disclosure.

Investor Advantages to a Separately Registered MPI

As indicated previously, Nationwide’s N-4s are quite complex.  To incorporate the MPI disclosure into the N-4 would make the prospectus even more complex for the investor.  Nationwide believes that the MVA approach better serves investors.  The variable product prospectus includes basic information about the MVA feature and how it operates, then refers the investor to the MVA prospectus for more detailed information.  The same approach would be taken for the MPI.  All relevant information is available to the investor, but in a form that is distinct from the product prospectus.

* * * * * * * * * *

In conclusion, for the reasons set forth above, it is Nationwide’s opinion that separate registration of the MPI best serves the needs of Nationwide, the Staff, and the investor.

Please contact me directly at (614) 249-8782 if you have any questions regarding the content of this correspondence.

Sincerely,

/s/JAMIE RUFF CASTO
Jamie Ruff Casto
Managing Counsel
Nationwide Life Insurance Company

cc: Rebecca Marquigny